Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase dated December 27, 2023, and the related Letter of Transmittal (as defined below) and any amendments, supplements or other modifications thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Merger Sub (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

Notice of Offer to Purchase
All Outstanding Shares of Common Stock
of

ICOSAVAX, INC.

at
$15.00 per share in cash, plus one non-transferable contingent value right per share representing the right to receive a contingent payment of up to $5.00 in cash on the achievement of specified milestones by

ISOCHRONE MERGER SUB INC.

a wholly owned subsidiary of

ASTRAZENECA FINANCE AND HOLDINGS INC.

a wholly owned subsidiary of

ASTRAZENECA PLC

Isochrone Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of AstraZeneca Finance and Holdings Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Icosavax, Inc., a Delaware corporation (the “Company”), in exchange for (i) $15.00 per Share in cash, subject to applicable withholding taxes and without interest (the “Closing Amount”), plus (ii) one non-transferable contingent value right (each, a “CVR”) per Share representing the right to receive a contingent payment of up to $5.00 in cash, subject to applicable withholding taxes and without interest, on the achievement of specified milestones on or prior to the applicable deadline, on the terms and subject to the other conditions set forth in the Contingent Value Rights Agreement (the “CVR Agreement”) (the Closing Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”).

Tendering stockholders who are record owners of their Shares and who tender directly to Equiniti Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Stockholders who hold their Shares through a broker, banker, or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JANUARY 26, 2024, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 11, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, pursuant to which, as soon as practicable following the consummation of the Offer, and in any event no later than one business day thereafter, subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into the Company (the “Merger”), and the Company will survive the Merger (the “Surviving Corporation”) as a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be effected without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL, subject to the satisfaction or waiver of certain conditions.

At the effective time of the Merger (being the time and day of the filing of the certificate of merger with the Secretary of State of the State of Delaware or at such later time and day as may be agreed in writing by Parent and the Company and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (excluding Shares owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly owned subsidiary of Parent or Merger Sub, any Shares irrevocably accepted for payment pursuant to the Offer, and any Shares held by stockholders who are entitled to demand, and who shall have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance with Section 262 of the DGCL) shall be canceled and extinguished and automatically converted into the right to receive the Offer Price (including the CVR), without interest thereon and subject to any applicable withholding tax. As a result of the Merger, the Company will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, (1) each stock option to purchase Shares (each, a “Company Option”) with a per Share exercise price less than $15.00 (each, an “In the Money Option”) that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and will be automatically canceled and terminated and converted into the right to receive, subject to the terms of the Merger Agreement, (a) an amount in cash (without interest) equal to (i) the aggregate number of Shares underlying such In the Money Option immediately prior to the Effective Time multiplied by (ii) (A) the Closing Amount less (B) the per Share exercise price of such In the Money Option, plus (b) one CVR with respect to each Share subject to such In the Money Option immediately prior to the Effective Time, (2) each Company Option with a per Share exercise price equal to or greater than $15.00 but less than $20.00 (each, an “Out of the Money Option”) that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and will be automatically canceled and terminated and converted into the right to receive, subject to the terms of the Merger Agreement, an amount in cash (without interest), if any, from Parent, if and when (and only if and when) payments in respect of CVRs are required to be made (and in all events within such period of time after achievement of the milestone specified in the CVR Agreement) equal to (a) the aggregate number of Shares underlying such Out of the Money Option immediately prior to the Effective Time multiplied by (b) the amount by which (i) the Closing Amount plus the aggregate amount paid per CVR exceeds (ii) the per Share exercise price of such Out of the Money Option and (3) each Company Option with a per Share exercise price equal to or greater than $20.00 (each, an “Over $20 Out of the Money Option”) that is outstanding as of immediately prior to the Effective Time will be automatically canceled and terminated with no consideration payable therefor. The amounts described in this paragraph are referred to as the “Option Consideration.”

Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, each restricted stock unit that is not subject to performance-based vesting conditions (each, a “Company RSU”) and each restricted stock unit that is subject to performance-based vesting conditions (each, a “Company PSU”), in each case that is outstanding as of immediately prior to the Effective Time, shall accelerate and become fully vested immediately prior to the Effective Time, and be canceled and converted into the right to receive, subject to the terms of the Merger Agreement (assuming all performance objectives contained in the Company PSUs have been fully achieved), both (1) an amount in cash (without interest) equal to the Closing Amount and (2) one CVR (with any performance conditions deemed achieved at maximum levels with respect to the Company PSUs), immediately prior to the Effective Time. The amounts described in this paragraph are referred to as the “RSU/PSU Consideration.”

The Offer is subject to the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”), including (1) the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (and any extension thereof) applicable to the transactions contemplated by the Merger Agreement, including any voluntary agreements with a governmental authority not to consummate the Offer or the Merger for any period of time (the “Antitrust Condition”), (2) there having been validly tendered and not validly withdrawn in accordance with the terms of the Offer, and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL), a number of Shares that, together with the other Shares then owned by Parent, Merger Sub and any of their direct or indirect wholly owned subsidiaries (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL)) represents at least one more Share than 50% of the total number of outstanding Shares as of immediately prior to the expiration of the Offer (the “Minimum Condition”) and (3) no governmental authority of competent and applicable jurisdiction having (a enacted, issued or promulgated any law that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger illegal or having the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger or (b) issued or granted any order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal or that has the effect of prohibiting or otherwise preventing the consummation of the Merger (the “No Injunction Condition”). The Offer is not subject to any financing condition.

The term “Expiration Time” means one minute after 11:59 p.m., New York City time, on January 26, 2024, unless the Offer is extended pursuant to and in accordance with the Merger Agreement. In the event that the Offer is extended pursuant to and in accordance with the Merger Agreement, then the term “Expiration Time” means such subsequent time.

The board of directors of the Company has unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement, (2) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein and (3) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the holders of the Shares accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

The Merger Agreement contains provisions that govern the circumstances under which Merger Sub is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:

•	Merger Sub must (and Parent must cause Merger Sub to) extend the Offer for the minimum period required by any applicable law or order or any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq or as may be necessary to resolve any comments of the SEC or Nasdaq or the staff of the SEC or Nasdaq, in each case, as applicable to the Offer, the Schedule 14D-9 or the other tender offer documents;

•	if, as of any then-scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived by Parent and Merger Sub (if permitted by the Merger Agreement), Merger Sub may (and, if requested by the Company, Merger Sub must and Parent must cause Merger Sub to) extend the Offer for one or more successive extension periods of up to ten business days each (or any longer period as may be agreed in writing by Parent and the Company) in order to permit the satisfaction of all of the conditions to the Offer, except that if the sole then-unsatisfied condition to the Offer is the Minimum Condition, Merger Sub will not be required to extend the Offer for more than three occasions in consecutive periods of up to ten business days each; and

•	neither Parent nor Merger Sub may terminate or withdraw the Offer prior to the then scheduled expiration of the Offer unless the Merger Agreement is validly terminated, in which case Merger Sub must (and Parent must cause Merger Sub to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one business day) after termination of the Merger Agreement.

The Merger Agreement provides that Parent and Merger Sub may not extend the Offer beyond the Termination Date without the prior written consent of the Company in its sole and absolute discretion. The “Termination Date” means June 11, 2024, unless otherwise extended to September 11, 2024 or December 11, 2024, in each case, pursuant to the terms of the Merger Agreement.

If the Offer is consummated, Parent and Merger Sub are not required to and will not seek the approval of the Company’s remaining stockholders before effecting the Merger.

Parent and Merger Sub expressly reserve the right, at any time and from time to time, to waive, in whole or in part, any of the conditions to the Offer, to make any change in the terms of or conditions to the Offer in a manner consistent with the terms of the Merger Agreement or to increase the Offer Price, except that, without the prior written consent of the Company, Parent and Merger Sub may not: (1) waive or modify certain conditions to the offer, including the Minimum Condition, the Antitrust Condition or the No Injunction Condition; (2) change the form of consideration to be paid in the Offer; (3) decrease the Offer Price or the number of Shares sought in the Offer; (4) extend the Offer or the Expiration Time (except as permitted or required the Merger Agreement); (5) impose conditions or requirements on the Offer other than the Offer Conditions; (6) amend or modify any term or condition of the Offer in any manner that is (or would reasonably be expected to be) materially adverse to the Company stockholders; or (7) make any change in the terms of or conditions to the Offer that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date of the Offer.

Merger Sub is not providing for guaranteed delivery procedures. Therefore, Company stockholders must allow sufficient time for the necessary tender procedures to be completed prior to the Expiration Time. In addition, for Company stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or, in the case of a book-entry transfer, an “agent’s message” in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary prior to the Expiration Time.

For purposes of the Offer, Merger Sub will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Merger Sub and not validly withdrawn as, if and when Merger Sub gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. On the terms and subject to the conditions of the Offer, payment for the Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Merger Sub and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Merger Sub extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Merger Sub’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Merger Sub’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under no circumstances will Merger Sub pay interest on the Offer Price for Shares, including by reason of any extension of the Offer or any delay in making such payment.

In all cases, Merger Sub will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (1) the certificates evidencing such Shares (the “Share Certificates”) (2) confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase with respect to Shares held in “street” name, (3) in the case of Share Certificates, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (4) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer of Shares held in “street” name, an “agent’s message” in lieu of the Letter of Transmittal and such other documents.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders are irrevocable, except that if Merger Sub has not accepted your Shares for payment within 60 days after commencement of the Offer, you may withdraw them at any time after February 25, 2024, the 60th day after commencement of the Offer, until such time as Merger Sub accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”) unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Time.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Merger Sub with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash and CVRs in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the material U.S. federal income tax consequences of the Offer and the Merger. You are urged to consult with your own tax advisors to determine the tax consequences to you of tendering your Shares in the Offer or having your Shares exchanged for cash and CVRs pursuant to the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to Innisfree M&A Incorporated (the “Information Agent”) at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Merger Sub’s expense. Merger Sub will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, New York 10022
Stockholders may call toll free: (888) 750-5835
Banks and Brokers may call collect: (212) 750-5833

December 27, 2023